Filed Pursuant to Rule 253(g)(2)

File No. 024-11470

SUPPLEMENT DATED JULY 27, 2021

TO OFFERING CIRCULAR DATED APRIL 23, 2021

Ei.Ventures, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated April 23, 2021, of Ei.Ventures, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated April 23, 2021 is available HERE.

The purpose of this supplement is to update the Company’s contact information. The subsection entitled “Summary Corporate Information” on page 9 is replaced in its entirety as follows:

Corporate Information

We were incorporated in the State of Delaware on May 3, 2019 under the name Ei.Ventures, Inc. Our principal executive office address is 1215 South Kihei Road, #424, Kihei, Hawaii 96753. Our corporate telephone number is (808) 707-5078. Our corporate website is www.ei.ventures. The information contained on or that can be accessed through our website is not incorporated by reference into this Offering Circular, and you should not consider information on our website to be part of this Offering Circular or in deciding whether to purchase our Common stock.